Mail Stop 4561

August 22, 2008

Mr. Albert Hernandez
Chief Executive Officer
SkyPostal Networks, Inc.
7805 NW 15th Street
Miami, FL 33126

      Re: **Omega United, Inc.**
               Form 10-KSB for the Fiscal Year Ended December 31, 2007
               File No. 000-52137

Dear Mr. Hernandez:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures

1.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

         If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

2. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 and revise your disclosure as appropriate.

3. We note that your management carried out its evaluation of disclosure controls and procedures "within 90 days prior to the date of filing this report." Please note that Item 307 of Regulation S-B requires that the effectiveness of disclosure controls and procedures be made as of the end of the period covered by the report. Please confirm that your assessment was completed as of December 31, 2007 and revise accordingly.

4. It does not appear from your disclosures that your assessment of disclosure controls and procedures was based upon the full definition contained in Exchange Act Rule 13a-15(e). That is, revise to state that your officers assessed the effectiveness of your disclosure controls and procedures in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed is accumulated and communicated to your management as appropriate to allow timely decisions regarding required disclosure.

5. We note your disclosures within the paragraph beginning with "Our management does not expect that our disclosure controls or internal controls over financial

> reporting will prevent all errors or all instances of fraud." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the references to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

6.   We note your disclosure that "there have been no significant changes in [y]our internal controls or in other factors that could significantly affect internal controls subsequent to the date of this evaluation." Please note that Item 308(c) of Regulation S-B requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm that, during the quarter ended December 31, 2007 there were no changes to your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting and revise your disclosure accordingly.

****

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have questions regarding these comments.

Sincerely,

Christine Davis
Assistant Chief Accountant